The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600





06014311

RECEIVED
2006 JUN 12 P 4:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 9, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice of Convocation of The Ordinary General Meeting of Shareholders

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 6/13

06/09/06 9:41AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Junichi Sayato
Title: General Manager

(*SUMMARY TRANSLATION*)

Securities Code: 8403
9th June, 2006

To: Shareholders

Yutaka Morita
President and Director
The Sumitomo Trust and Banking Company, Limited
5-33, Kitahama 4-chome, Chuo-ku, Osaka

NOTICE OF CONVOCATION OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 135th Ordinary General Meeting of Shareholders (the "Meeting") of The Sumitomo Trust and Banking Company, Limited (the "Bank") will be held as set forth below. Your attendance is requested.

If you are not able to attend the Meeting, we cordially request you to exercise your voting rights (i) in writing by indicating your approval or disapproval of each agenda item on the enclosed voting instruction form and then sending it back to us or (ii) through an electromagnetic device by accessing the website for exercising voting rights, the URL for which is described in the voting instruction form. After examining the reference documents set forth below, please exercise your voting rights in accordance with the "Guidance Notes on the Exercise of Voting Rights" on page 3 no later than 5:00 p.m. on Wednesday, 28th June, 2006.

Description

1. Date and time: From 10:00 a.m. on Thursday, 29th June, 2006

2. Place: Conference room on the 11th floor of the Sumitomo Building located at 5-33, Kitahama 4-chome, Chuo-ku, Osaka

3. Subject matter of the Meeting:

Matters to be reported:

1. Matters concerning the report on the consolidated balance sheet as of 31st March, 2006, the consolidated profit and loss statement and the business report for the 135th fiscal term (from 1st April, 2005 to 31st March, 2006), and the results of the audit of the accounting auditors and the Board of Statutory Auditors concerning the consolidated financial statements
2. Matters concerning the report on the balance sheet as of 31st March, 2006 and the profit and loss statement for the 135th fiscal term (from 1st April, 2005 to 31st March, 2006)

Matters to be resolved:

Agenda Item No. 1:	Matters concerning the approval of the proposed Statement of Appropriation of Retained Earnings for the 135th fiscal term
Agenda Item No. 2:	Matters concerning the partial amendment of the Articles of Incorporation
Agenda Item No. 3:	Matters concerning the election of thirteen (13) Directors

4. Guidance notes on the exercise of voting rights

   If you exercise your voting rights through an electromagnetic device (the Internet), please refer to the "Guidance Notes on the Exercise of Voting Rights" on page 3 for matters concerning the exercise of voting rights.

5. Request to the shareholders

   If you attend the Meeting in person, please submit the voting instruction form enclosed herewith to the reception desk at the entrance to the Meeting.

   If you attend the Meeting by proxy, please cause the proxy to submit a document certifying the authority of the proxy to act as such, together with the voting instruction form, to the reception desk at the entrance to the Meeting. Please note that you may have only one (1) proxy and the proxy has to be one of our shareholders holding voting rights.

* * * * * *

(Method of announcement to the shareholders)

If the content of the documents attached to this notice of convocation is changed by the day immediately preceding the date of the Meeting, we will announce such change by written mail or by posting such change on our website (http://www.sumitomotrust.co.jp/IR/company/jp/kabunushi_html/sokai.html).

(*SUMMARY TRANSLATION*)

Guidance Notes on the Exercise of Voting Rights

1. Exercise of voting rights in writing by mailing the voting instruction form

   Please indicate your approval or disapproval of each agenda item on the enclosed voting instruction form and then send it back to us so that it reaches us no later than the day immediately preceding the date of the Meeting (Wednesday, 28th June, 2006).

2. Exercise of voting rights through an electromagnetic device (the Internet)

   (1) Please access the website for exercising voting rights (http://www.webdk.net). Then, please register your approval or disapproval of each agenda item, by using the code and password for the exercise of voting rights indicated in the voting instruction form enclosed herewith and by following the directions on the screen. You may access and use the website for exercising voting rights through a cellular phone.

   * You may access the website for exercising voting rights by scanning the "QR code" set forth on the right with the bar-code scanner of your cellular phone. Please refer to the instruction manual of your cellular phone to check how to use your cellular phone to scan the "QR code."

   Image of "QR code"

   (2) Although it is acceptable to exercise voting rights through the Internet until 5:00 p.m. on the day immediately preceding the date of the Meeting (Wednesday, 28th June, 2006), please exercise your voting rights as soon as possible to assist us with compiling the results of the voting.

   (3) If you exercise your voting rights twice, in writing and through the Internet, we will only accept the exercise of your voting rights through the Internet as effective.

   (4) If you exercise your voting rights more than once through the Internet, or if you exercise your voting rights twice through the Internet by using a personal computer and a cellular phone, we will only accept the last exercise of your voting rights as effective.

   (5) Any access fees to internet service providers and any telecommunications fees to telecommunications carriers (such as phone charges) for the usage of the website for exercising voting rights shall be borne by the shareholders.

   (6) The following system environment is required in order to use the website for exercising voting rights:
   (i) Internet access;
   (ii) If you exercise your voting rights by using a personal computer, Microsoft® Internet Explorer 5.5 or a later version, or Netscape 6.2 or a later version, as Internet browser software, and a hardware environment appropriate to use the above Internet browser software; and
   (iii) If you exercise your voting rights by using a cellular phone, a type of cellular phone that has a function required for 128 bit SSL communication (an encrypted communication). (Please note that since the website is only compatible with a type of cellular phone that has a function required for 128 bit SSL communication (an encrypted communication) for security purposes, some cellular phones cannot be used therefor.)
   (Microsoft is a trademark of Microsoft Corporation, registered in the United States and other countries. Netscape is a trademark of Netscape

Communications Corporation, registered in the United States and other countries.)

Please call the following numbers, if you have any questions relating to this Guidance.

The Sumitomo Trust and Banking Company, Limited

Stock Transfer Agency Department

0120-186-417 (24-hour service), toll free

Request of form for change of address, etc.:

0120-175-417 (24-hour service), toll free

Other questions:

0120-176-417 (Operating hours: Weekdays 9:00 a.m. to 5:00 p.m.), toll free

(SUMMARY TRANSLATION)

Reference Documents for the General Meeting of Shareholders

Agenda and Reference Matters:

Agenda Item No. 1: Matters concerning the approval of the proposed Statement of Appropriation of Retained Earnings for the 135th fiscal term

The proposal is as provided in the chart below.

The Bank recognizes that the distribution of profit to the shareholders is one of our important business policies. As for dividend payments, taking into consideration comprehensively the results of operations and the environment for making strategic investments, we intend to make a dividend payment based on the present target payout ratio of dividends to consolidated net profits for the current term being 20% or more.

Under the above mentioned dividend payment policy, as for the dividend of profit for the current term with respect to ordinary shares, we propose a dividend of ¥6 per share, and as for the dividend for the full year including the interim dividend of ¥6 per share, the dividend will become ¥12 per share.

As for bonuses for Directors for the current term, we propose a payment of ¥70 million in total to eleven (11) Directors, taking into consideration the results of operations of the current term.

(This agenda item also serves as a resolution concerning the remuneration, etc. under Article 361, Paragraph 1 and any other related provisions of the Company Law of Japan.)

Proposed Non-Consolidated Statement of
Appropriation of Retained Earnings for the 135th Fiscal Term

(in Yen)

Item	Amount
Unappropriated Earnings at End of Year	**88,929,228,511**
Appropriations:	**70,105,536,590**
Earned Surplus Reserve	112,000
Dividends (¥6 per share)	10,035,424,590
Bonuses for Officers and Directors	70,000,000
Bonuses for Directors	70,000,000
Voluntary Reserve	60,000,000,000
Special Voluntary Earned Reserve	60,000,000,000
Retained Earnings Brought Forward to Next Year	**18,823,691,921**

Agenda Item No. 2: Matters concerning the partial amendment of the Articles of Incorporation

We propose to partially amend the existing Articles of Incorporation as set forth below.

1. Purposes of Amendments

(1) The provisions in Article 5 (Total Number of Shares Authorized to be Issued) of the current Articles of Incorporation will be amended and the provisions in Chapter II-2 (Preference Shares) of the current Articles of Incorporation will be deleted because there are currently no preference shares issued and outstanding and no issuance of preference shares is planned for the foreseeable future.

(2) Necessary amendments will be made for the following reasons in accordance with the enforcement on 1st May, 2006 of the Company Law of Japan (Law No. 86, 2005), the Company Law Enforcement Regulations (Ministry of Justice Ordinance No. 12, 2006) and the Company Calculation Regulations (Ministry of Justice Ordinance No. 13, 2006).

(i) In order to enable the Bank to disclose more complete information in connection with general meetings of shareholders, a provision in Article 15 (Disclosure of Reference Documents, etc. through Internet) of the proposed amendment to the current Articles of Incorporation (the "Proposed Amendment") will be newly established.

(ii) In order to enable the Board of Directors to adopt its resolutions in writing to allow for flexible actions in cases of emergency and according to the agenda for the relevant meeting, a provision in Article 19 (Board of Directors), Paragraph 3 of the Proposed Amendment will be newly established.

(iii) In order to create an environment which enables the Bank to invite, in electing Outside Directors and Outside Statutory Auditors, capable persons for enhancement of the corporate governance of the Bank, a provision in Article 28 (Limited Liability Agreements with Outside Directors and Outside Statutory Auditors) of the Proposed Amendment will be newly established. All the Statutory Auditors have approved the submission at the Meeting of the proposal to establish a new provision which enables the Bank to enter into limited liability agreements with Outside Directors.

(iv) Other necessary amendments will be made to the entire Articles of Incorporation, including additions and deletions, modifications and relocations of provisions required to be made by the Bank as a joint stock company under the Company Law of Japan.

2. Details of Amendments

(The amended sections are underlined.)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS	
(Corporate Name) **Article 1.** The name of the Company shall be Sumitomo Shintaku Ginko Kabushiki Kaisha and in English it shall be "The Sumitomo Trust and Banking Company, Limited."	*(Corporate Name)* **Article 1.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*	
(Purpose) **Article 2.** The purpose of the Company shall be to engage in the following businesses: 1. Trust business; 2. Acceptance of deposits and installment savings, extending loans, discounting bills and notes and exchange transactions; 3. Guarantee of obligations, acceptance of bills and notes and any other business incidental to the banking business mentioned in the preceding item; 4. Underwriting, handling of offering for subscription and for sale, purchasing and selling and any other business which banks and/or trust companies are permitted to conduct under the Securities and Exchange Law of Japan in respect of national government bonds, local government bonds and government-guaranteed bonds and any other securities;	*(Purpose)* **Article 2.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
5. Any business in which banks and/or trust companies are permitted to engage under the Secured Bonds Trust Law, the Law on Recording of Bonds, etc. and other laws; and 6. Any other business incidental or relating to the businesses mentioned in any of the foregoing items.		
(Location of Head Office) **Article 3.** The head office of the Company shall be located in Osaka City.	*(Location of Head Office)* **Article 3.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*	
(Newly Established.)	*(Establishment of Organization)* **Article 4.** The Company shall establish a Board of Directors, Statutory Auditors, a Board of Statutory Auditors and Accounting Auditors.	This amendment is proposed to establish a new provision as required according to the enforcement of the Company Law of Japan.
(Method by which Public Notice is Given) **Article 4.** Public notice of the Company shall be placed in the *Nihon Keizai Shimbun*.	*(Method by which Public Notice is Given)* **Article 5.** Public notice of the Company shall be placed in the *Nihon Keizai Shimbun*.	
CHAPTER II SHARES	CHAPTER II SHARES	
(Total Number of Shares Authorized to be Issued) **Article 5.** The total number of shares authorized to be issued by the Company shall be three billion, one hundred and twenty five million (3,125,000,000) shares, of which three billion (3,000,000,000) shares shall be ordinary shares and one hundred and twenty five million (125,000,000) shares shall be preference shares; provided,	*(Total Number of Shares Authorized to be Issued)* **Article 6.** The total number of shares authorized to be issued by the Company shall be three billion (3,000,000,000) shares.	This amendment is proposed to reduce the total number of shares authorized to be issued because there are currently no preference shares issued and outstanding and no issuance of preference shares is planned for the foreseeable future. This amendment is also proposed to make necessary modifications pursuant to provisions and

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
however, that in case of cancellation of shares or conversion of preference shares to ordinary shares, the number of the shares or the preference shares set forth above shall be reduced by the number of the shares so cancelled or the preference shares so converted.		terms in the Company Law of Japan.
(Newly Established.)	*(Issuance of Share Certificates)* **Article 7.** The Company shall issue share certificates representing its issued shares.	This amendment is proposed to establish a new provision as required according to the enforcement of the Company Law of Japan.
(Purchase of the Company's Own Stock) **Article 5-2.** The Company may, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, purchase its own stock by a resolution of the Board of Directors.	(Deleted.)	This amendment is proposed to move the relevant provision to Chapter VII of the Proposed Amendment because such provision relates to dividends from surplus, in accordance with the enforcement of the Company Law of Japan.
(Number of Shares Constituting one (1) Unit and Non-issuance of Share Certificates for Fractional Unit Shares) **Article 6.** The number of shares constituting one (1) unit of shares of the Company shall be one thousand (1,000) for every kind of share. The Company shall not issue share certificates for fractional unit shares (the "Fractional Unit Shares") except to the extent specified in the Share Handling Regulations.	*(Number of Shares Constituting one (1) Unit and Non-issuance of Share Certificates for Fractional Unit Shares)* **Article 8.** 1. The number of shares constituting one (1) unit of shares of the Company shall be one thousand (1,000). 2. The Company may choose not to issue share certificates for fractional unit shares.	This amendment is proposed to make necessary modifications pursuant to provisions and terms in the Company Law of Japan.
(Record Date) **Article 7.** With respect to the shares issued by the end of each fiscal year, the Company shall deem any shareholder (including the beneficial shareholders registered in the record of the register of beneficial	(Deleted.)	This amendment is proposed to move the relevant provision to Chapter III of the Proposed Amendment because such provision relates to general meetings of shareholders.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
shareholders in writing or in electronic form; hereinafter the same shall apply) who appears in the last record of the Register of Shareholders in writing or in electronic form as of the end of each fiscal year to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for the fiscal year concerned. With respect to the shares issued during a period from the day immediately following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder who appears in the record of the Register of Shareholders in writing or in electronic form as of the issuance of the relevant shares to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders concerned. In addition to the preceding paragraph, whenever necessary, the Company may fix a record date upon giving prior public notice.		
(Sale of Fractional Unit Shares) **Article 7-2.** A shareholder holding Fractional Unit Shares may request the Company to sell to the shareholder the number of shares which, when combined with the number of such Fractional Unit Shares held by such shareholder, equals one (1) full unit of shares.	*(Request for Sale of Fractional Unit Shares)* **Article 9.** A shareholder holding fractional unit shares (including the beneficial shareholders registered in the records of the register of beneficial shareholders in writing or in electronic form; hereinafter the same shall apply) may request the Company to sell to the shareholder the number of shares which, when combined with the number of such fractional unit shares held by such shareholder, equals one (1) full unit of shares.	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Share Handling Regulations) **Article 8.**	*(Share Handling Regulations)* **Article 10.**	This amendment is proposed to make

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
The denominations of share certificates to be issued by the Company, the registration of transfer of shares on the Register of Shareholders, the receipt of the notice with respect to beneficial shareholders, the purchase and sale of Fractional Unit Shares by the Company and all other matters pertaining to the handling of shares of the Company shall be governed by the Share Handling Regulations to be enacted by a resolution of the Board of Directors.	The denominations of share certificates to be issued by the Company, changes to the matters registered on the Register of Shareholders such as the name of a shareholder, the handling of requests for the purchase and sale of fractional unit shares by the Company and all other procedures pertaining to shares of the Company as well as fees therefor shall be governed by the Share Handling Regulations to be enacted by the Board of Directors.	necessary modifications pursuant to terms in the Company Law of Japan.
CHAPTER II-2 PREFERENCE SHARES	(Deleted.)	This amendment is proposed to delete the relevant chapter because there are currently no preference shares issued and outstanding and no issuance of preference shares is planned for the foreseeable future.
(Preference Share Dividends) **Article 8-2.** When the Company pays dividends as provided for in Article 31, the Company shall pay dividends in such amount being not more than sixty yen (¥60) per year per preference share as determined by a resolution of the Board of Directors at the time of issue of the preference shares (the "preference share dividends") to each of the holders of the preference shares (the "preference shareholders") in priority to the holders of the ordinary shares (the "ordinary shareholders"); provided, however, that if the Company has paid preference share interim dividends as provided for in Article 8-3 in the relevant fiscal year, the amount of each preference share dividends shall be reduced by the amount of such preference share interim dividends.	(Deleted.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
If the amount of dividends payable to the preference shareholders during a fiscal year is short of the amount of the preference share dividends, the deficiency shall not be payable in any of the succeeding fiscal years. No amount in excess of the preference share dividends shall be paid to any preference shareholder as dividends.		
(Preference Share Interim Dividends) **Article 8-3.** When the Company pays interim dividends as provided for in Article 32, the Company shall pay moneys in the amount determined by a resolution of the Board of Directors at the time of issue of the preference shares which shall not exceed the amount equal to one half (1/2) of the preference share dividends per preference share (the "preference share interim dividends") to each preference shareholder in priority to the ordinary shareholders.	(Deleted.)	
(Distribution of Residual Assets) **Article 8-4.** In case of distribution of residual assets of the Company, the Company shall pay eight hundred yen (¥800) per preference share to each preference shareholders in priority to the ordinary shareholders. No distribution of the residual assets other than that provided for in the preceding paragraph shall be made to any preference shareholder.	(Deleted.)	
(Cancellation) **Article 8-5.** The Company may at any time purchase preference shares and cancel them at the relevant	(Deleted.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
purchase price by the profits payable to the shareholders as dividends. After the issue of the preference shares, the Company may, upon expiry of a period determined by a resolution of the Board of Directors of the Company at the time of such issue, redeem all or a part of the preference shares at the time and at a redemption price deemed appropriate after taking into account of the market conditions, each determined by such resolution of the Board of Directors. In the case of a partial redemption, the preference shares to be so redeemed shall be chosen by drawing or otherwise.		
(Voting Rights) **Article 8-6.** No preference shareholder shall be entitled to vote at a general meeting of shareholders unless otherwise provided by laws or regulations.	(Deleted.)	
(Consolidation or Split, Share Subscription Rights, etc.) **Article 8-7.** Except as otherwise provided by laws or regulations, no consolidation or split shall be made in respect of the preference shares. No subscription rights in respect of newly issued shares or no subscription rights in respect of debentures with share acquisition rights shall be granted to any preference shareholder.	(Deleted.)	
(Conversion to Ordinary Shares) **Article 8-8.** Any preference shareholder may, during such conversion period as determined by a resolution of the Board of Directors at the time of issue of	(Deleted.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
the preference shares, request conversion of preference shares to ordinary shares on the terms provided by such resolution.		
(Mandatory Conversion to Ordinary Shares) **Article 8-9.** Any preference share in respect of which a request for conversion has not been made during the conversion period shall be mandatorily converted, as of the day immediately following the last day of such period (the "mandatory conversion date"), to ordinary shares in the number obtainable by dividing the amount equivalent to the subscription amount per preference share by the average of the daily closing prices (including closing bids or offered prices) of the ordinary shares of the Company (regular way) on the Tokyo Stock Exchange for thirty (30) trading days (excluding a trading day or days on which no closing price is reported) commencing on the forty-fifth (45th) trading day prior to the mandatory conversion date; provided, however, that the calculation of the average price shall be made to the nearest one-tenth of a yen with five one-hundredths or more of a yen to be considered a full tenth. In this case, if the average price so obtained is less than the amount, not less than two hundred yen (¥200), as determined by a resolution of the Board of Directors at the time of issue of such preference shares, then the number of ordinary shares shall be the number obtainable by dividing the amount equivalent to the subscription amount per preference share by such amount.	(Deleted.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
In the calculation of the number of ordinary shares as set forth above, any number less than one (1) share shall be dealt with in the same manner as applied to share consolidation as provided for in the Commercial Code of Japan.		
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	
(Newly Established.)	*(Record Date)* **Article 11.** The Company shall deem any shareholder who appears in the last record of the Register of Shareholders in writing or in electronic form as of March 31 of each year to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for such year.	This amendment is proposed to move the relevant provision from Chapter II of the current Articles of Incorporation. This amendment is also proposed to make necessary modifications pursuant to provisions and terms in the Company Law of Japan.
(Time of Convocation) **Article 9.** Ordinary general meetings of shareholders shall be convened within three (3) months from the last day of each fiscal year. In addition to the preceding paragraph, extraordinary general meetings of shareholders shall be convened whenever necessary.	*(Convocation)* **Article 12.** 1. Ordinary general meetings of shareholders of the Company shall be convened within three (3) months from the last day of each business year. (Deleted.)	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan. This amendment is also proposed to delete a non-mandatory provision which would have no impact on legal effectiveness even if not stipulated in the Articles of Incorporation.
(Newly Established.)	2. General meetings of shareholders of the Company shall be convened at the location of the head office, at a neighboring place thereof, or in the special wards of Tokyo.	This amendment is proposed to move the relevant provision from Article 10 of the current Articles of Incorporation.
(Site of Convocation) **Article 10.** General meetings of shareholders shall be convened at the location of the head office, at a neighboring place	(Deleted.)	This amendment is proposed to move the relevant provision to Article 12, Paragraph 2 of the Proposed Amendment.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
thereof, or in the special wards of Tokyo.		
(Chairman of Meetings) **Article 11.** The Director predetermined by a resolution of the Board of Directors shall act as chairman at all general meetings of shareholders. Should such predetermined Director be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.	*(Person Authorized to Convene General Meetings of Shareholders and Chairman of Meetings)* **Article 13.** The Director predetermined by a resolution of the Board of Directors shall convene and act as chairman at all general meetings of shareholders. Should such predetermined Director be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.	This amendment is proposed to clarify the person authorized to convene general meetings of shareholders.
(Requirement for Resolutions) **Article 12.** Except as otherwise provided by laws or regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat. Resolutions of a general meeting of shareholders pursuant to Article 343, Paragraph 1 of the Commercial Code of Japan shall be adopted by not less than two-thirds (2/3) of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders.	*(Requirement for Resolutions)* **Article 14.** 1. Except as otherwise provided by laws or regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat. 2. Resolutions of a general meeting of shareholders pursuant to Article 309, Paragraph 2 of the Company Law of Japan shall be adopted by not less than two-thirds (2/3) of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders who are entitled to vote.	This amendment is proposed to make necessary modifications pursuant to references and terms in the Company Law of Japan.
(Newly Established.)	*(Disclosure of Reference Documents, etc. through Internet)* **Article 15.** The Company may disclose the information required to be	This amendment is proposed to establish a new provision in order to enable the Bank to disclose more complete information in connection

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	described or indicated in the reference documents for the general meeting of shareholders, financial statements, consolidated financial statements and business reports through the Internet pursuant to the Ministry of Justice Ordinance.	with general meetings of shareholders.
(Exercise of Voting Rights by Proxy) **Article 13.** A shareholder may exercise his or her voting rights by proxy; provided, however, that such proxy shall be limited to another shareholder of the Company who is entitled to vote at the relevant general meeting of shareholders. A shareholder or a proxy shall submit a power of attorney establishing his or her authority to the Company at each general meeting of shareholders.	*(Exercise of Voting Rights by Proxy)* **Article 16.** A shareholder may exercise his or her voting rights by one (1) proxy who shall also be a shareholder of the Company holding voting rights. In this case, the relevant shareholder or the proxy shall submit to the Company a document certifying the authority of the proxy to act as such at each general meeting of shareholders.	This amendment is proposed to make necessary modifications pursuant to provisions and terms in the Company Law of Japan.
(Minutes) **Article 14.** The substance of proceedings and the results thereof at a general meeting of shareholders shall be recorded in the minutes and the chairman of the meeting and the Directors present thereat shall affix their names and seals thereto.	(Deleted.)	This amendment is proposed to delete the relevant provision because the method of preparation of minutes is stipulated in the Company Law Enforcement Regulations.
(General Meetings of Holders of Class of Shares) **Article 14-2.** The provisions of Articles 10, 11, 13 and 14 shall apply *mutatis mutandis* to general meetings of holders of respective classes of shares.	(Deleted.)	This amendment is proposed to delete the relevant provision consistent with the deletion of the provisions relating to preference shares.
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	
(Number of Directors) **Article 15.** The Company shall have	*(Number of Directors)* **Article 17.** The Company shall have	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
not more than fifteen (15) Directors.	not more than fifteen (15) Directors.	
(Election) **Article 16.** Directors shall be elected at a general meeting of shareholders. A resolution for the election of Directors shall be adopted by a majority vote at a general meeting of shareholders at which shareholders holding in the aggregate one-third (1/3) or more of the number of voting rights held by all the shareholders are present. Cumulative voting shall not be used for the election of Directors.	*(Election and Removal)* **Article 18.** (Deleted.) 1. Election and removal of Directors shall be decided at a general meeting of shareholders by a majority of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders who are entitled to vote. 2. Cumulative voting shall not be used for the election of Directors.	This amendment is proposed to combine the provisions of Article 16 and Article 16-2 of the current Articles of Incorporation. This amendment is also proposed to make necessary modifications pursuant to provisions and terms in the Company Law of Japan.
(Removal) **Article 16-2.** Directors may be removed by a resolution at a general meeting of shareholders. A resolution for the removal of Directors provided for in the preceding paragraph shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders present at a general meeting of shareholders who hold one-third (1/3) or more of the voting rights held by all the shareholders.	(Deleted.)	This amendment is proposed to move the relevant provision to Article 18, Paragraph 1 of the Proposed Amendment.
(Board of Directors) **Article 17.** The Board of Directors shall consist of all the Directors of the Company. The Chairman of the Board of Directors shall convene and act as chairman at all meetings of the Board of Directors. Should the office of the Chairman of the Board of Directors be vacant, or should he or she be unable to act, the	*(Board of Directors)* **Article 19.** (Deleted.) 1. The Chairman of the Board of Directors shall convene and act as chairman at all meetings of the Board of Directors. Should the office of the Chairman of the Board of Directors be vacant, or should he or she	This amendment is proposed to make necessary modifications pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
President-Director shall so act, and should the President-Director also be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.	be unable to act, the President-Director shall so act, and should the President-Director also be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.	
Any notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened.	2. Any notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened.	
(Newly Established.)	3. When a Director proposes a matter to be resolved by the Board of Directors, it shall be deemed that such matter is adopted by a resolution of the Board of Directors if all Directors who may act on such resolution express their agreement to such matter in writing or through an electromagnetic device and if the Statutory Auditors express no objections thereto.	This amendment is proposed to establish a new provision in order to enable the Board of Directors to adopt its resolutions in writing to allow for flexible actions in cases of emergency and according to the agenda for the relevant meeting.
Except as otherwise provided by laws or regulations, all resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting of the Board of Directors, which Directors present shall constitute a majority of all Directors.	(Deleted.)	This amendment is proposed to delete a non-mandatory provision which would have no impact on legal effectiveness even if not stipulated in the Articles of Incorporation.
The substance of proceedings and the results thereof at a meeting of the Board of Directors shall be recorded in the minutes and the chairman of the meeting and	4. All matters pertaining to the management of the Board of Directors and other related matters shall be governed by the Regulations of the Board of	This amendment is proposed to clarify that certain procedures concerning the Board of Directors are governed by the Regulations of the

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
the Directors and Statutory Auditors present thereat shall affix their names and seals thereto.	Directors to be enacted by the Board of Directors.	Board of Directors.
(Directors with Titles and Representative Directors) **Article 18.** (Newly Established.) The Board of Directors shall appoint one (1) President-Director, and, whenever necessary, may appoint one (1) Chairman of the Board of Directors and one (1) or more Deputy Chairmen of the Board of Directors, Deputy President-Directors, Senior Managing Directors and Managing Directors, by its resolution. Representative Directors shall be elected from among the Chairman of the Board of Directors, the Deputy Chairman of the Board of Directors, President-Director, Deputy President-Directors, Senior Managing Directors, Managing Directors and Directors, and each Representative Director shall represent the Company.	*(Representative Directors and Directors with Titles)* **Article 20.** 1. The Board of Directors shall appoint from among its Directors one (1) or more Representative Directors. 2. The Board of Directors shall appoint one (1) President-Director, and, whenever necessary, may appoint one (1) Chairman of the Board of Directors and one (1) or more Deputy Chairmen of the Board of Directors, Deputy President-Directors, Senior Managing Directors and Managing Directors, by its resolution. (Deleted.)	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan. This amendment is also proposed to make the relevant provision more comprehensible.
(Duties of Directors with Titles) **Article 19.** The Chairman of the Board of Directors shall preside over the Board of Directors. The Deputy Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. The President-Director shall carry out and implement resolutions of the Board of Directors and shall supervise the operations of the Company	*(Duties of Directors with Titles)* **Article 21.** 1. The Chairman of the Board of Directors shall preside over the Board of Directors. 2. The Deputy Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. 3. The President-Director shall carry out and implement resolutions of the Board of Directors and shall supervise the	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
in general. . The Deputy President-Directors, Senior Managing Directors and Managing Directors shall assist the President-Director and shall execute the day-to-day business of the Company; provided, however, that should the President-Director be unable to act, his or her duties provided in the preceding paragraph shall be carried out by one of the other Directors in accordance with the order of priority predetermined by a resolution of the Board of Directors.	operations of the Company in general. 4. The Deputy President-Directors, Senior Managing Directors and Managing Directors shall assist the President-Director and shall execute the day-to-day business of the Company; provided, however, that should the President-Director be unable to act, his or her duties provided in the preceding paragraph shall be carried out by one of the other Directors in accordance with the order of priority predetermined by a resolution of the Board of Directors.	
(Term of Office) **Article 20.** The term of office of a Director shall expire upon conclusion of the ordinary general meeting of shareholders held for the last fiscal period ending within one (1) year after his or her assumption of office.	*(Term of Office)* **Article 22.** The term of office of a Director shall expire upon conclusion of the ordinary general meeting of shareholders held for the last business year ending within one (1) year after his or her election.	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Election to Fill a Vacancy) **Article 21.** When a Director resigns before the expiration of his or her term of office and the total number of Directors is not less than that legally stipulated, an election to fill the vacancy is not always necessary. The term of office of any Director elected to fill a vacancy shall expire when the term of office of his or her predecessor would have expired.	(Deleted.)	This amendment is proposed to delete a non-mandatory provision, which would have no impact on legal effectiveness even if not stipulated in the Articles of Incorporation, because the term of office of a Director is one (1) year.
(Remuneration) **Article 22.** Remuneration to Directors shall be determined by a	(Deleted.)	This amendment is proposed to delete a non-mandatory provision which would have no

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
resolution of a general meeting of shareholders.		impact on legal effectiveness even if not stipulated in the Articles of Incorporation.
CHAPTER V STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	CHAPTER V STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	
(Number of Statutory Auditors) **Article 23.** The Company shall have not more than five (5) Statutory Auditors.	*(Number of Statutory Auditors)* **Article 23.** *[This Article will be amended to make mere editorial modifications only in Japanese. No modification of the English translation of this Article is necessary.]*	
(Election) **Article 24.** Statutory Auditors shall be elected at a general meeting of shareholders. A resolution for the election of Statutory Auditors shall be adopted by a majority vote at a general meeting of shareholders at which shareholders holding in the aggregate one-third (1/3) or more of the number of voting rights held by all the shareholders are present.	*(Election)* **Article 24.** (Deleted.) Election of Statutory Auditors shall be decided at a general meeting of shareholders by a majority of the votes of the shareholders present or otherwise represented at the meeting, who hold not less than one-third (1/3) of the votes of all shareholders who are entitled to vote.	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Removal) **Article 24-2.** Statutory Auditors may be removed by a resolution at a general meeting of shareholders. A resolution for the removal of Statutory Auditors provided for in the preceding paragraph shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders present at a general meeting of shareholders who hold one-third (1/3) or more of the voting rights held by all the shareholders.	(Deleted.)	This amendment is proposed to delete the relevant provision because such provision is included in Article 14, Paragraph 2 of the Proposed Amendment.
(Board of Statutory Auditors)	*(Board of Statutory Auditors)*	This amendment is

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Article 25. The Board of Statutory Auditors shall consist of all the Statutory Auditors of the Company. Any notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least one (1) week prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. Except as otherwise provided by laws or regulations, all resolutions of the Board of Statutory Auditors shall be adopted by a majority vote of the Statutory Auditors. The substance of proceedings and the results thereof at a meeting of the Board of Statutory Auditors shall be recorded in the minutes and the Statutory Auditors present thereat shall affix their names and seals thereto.	**Article 25.** (Deleted.) 1. Any notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least one (1) week prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. 2. Except as otherwise provided by laws or regulations, all resolutions of the Board of Statutory Auditors shall be adopted by a majority of the votes of the Statutory Auditors. 3. The substance of proceedings and the results thereof at a meeting of the Board of Statutory Auditors shall be recorded in the minutes and the Statutory Auditors present thereat shall affix their names and seals thereto.	proposed to make necessary modifications pursuant to provisions and terms in the Company Law of Japan.
(Full-Time Statutory Auditors and Standing Statutory Auditors) **Article 26.** Statutory Auditors shall appoint from among themselves one (1) or more full-time Statutory Auditors. Statutory Auditors may appoint from among themselves one (1) or more Standing Statutory Auditors whenever necessary.	*(Full-Time Statutory Auditors and Standing Statutory Auditors)* **Article 26.** 1. The Board of Statutory Auditors shall appoint from among its Statutory Auditors one (1) or more full-time Statutory Auditors. 2. Statutory Auditors may appoint from among themselves one (1) or more Standing Statutory Auditors whenever necessary.	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Term of Office) **Article 27.** The term of office of a Statutory Auditor shall expire	*(Term of Office)* **Article 27.** 1. The term of office of a Statutory Auditor shall	This amendment is proposed to make necessary modifications pursuant to terms in the

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
upon conclusion of the ordinary general meeting of shareholders held for the last fiscal period ending within four (4) years after his or her assumption of office.	expire upon conclusion of the ordinary general meeting of shareholders held for the last business year ending within four (4) years after his or her election.	Company Law of Japan.
(Newly Established.)	2. The term of office of any Statutory Auditor elected to fill a vacancy shall expire when the term of office of his or her predecessor would have expired.	This amendment is proposed to move the relevant provision from Article 28 of the current Articles of Incorporation. This amendment is also proposed to make the relevant provision more comprehensible.
(Election to Fill a Vacancy) **Article 28.** When a Statutory Auditor resigns before the expiration of his or her term of office and the total number of Statutory Auditors is not less than that legally stipulated, an election to fill the vacancy is not always necessary. The term of office of any Statutory Auditor elected to fill a vacancy shall expire when the term of office of his or her predecessor would have expired.	(Deleted.)	This amendment is proposed to move the relevant provision to Article 27, Paragraph 2 of the Proposed Amendment.
(Remuneration) **Article 29.** Remuneration to Statutory Auditors shall be determined by a resolution of a general meeting of shareholders.	(Deleted.)	This amendment is proposed to delete a non-mandatory provision which would have no impact on legal effectiveness even if not stipulated in the Articles of Incorporation.
(Newly Established.)	CHAPTER VI LIMITED LIABILITY AGREEMENTS WITH OUTSIDE DIRECTORS AND OUTSIDE STATUTORY AUDITORS	
(Newly Established.)	*(Limited Liability Agreements with Outside Directors and Outside Statutory Auditors)* **Article 28.**	This amendment is proposed to establish a new provision in order to create an environment

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	The Company may enter into agreements with Outside Directors and Outside Statutory Auditors concerning the liability to the Company; provided, however, that the limit of such liability shall be the amount stipulated by laws and regulations.	which enables the Bank to invite, in electing Outside Directors and Outside Statutory Auditors, capable persons for enhancement of the corporate governance of the Bank.
CHAPTER VI ACCOUNTS	CHAPTER VII ACCOUNTS	
(Fiscal Year and Date of Closing Accounts) **Article 30.** The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year and the accounts of the Company shall be closed on the last day of each fiscal year.	*(Business Year)* **Article 29.** The business year of the Company shall be from April 1 of each year to March 31 of the following year.	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Dividends of Profit) **Article 31.** Dividends of profit shall be paid to the shareholders or registered pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of the end of each fiscal year.	*(Dividends from Surplus)* **Article 30.** 1. Year-end dividends shall be paid by a resolution of a general meeting of shareholders to the shareholders or registered share pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of the end of each business year.	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Newly Established.)	2. In addition to the preceding paragraph, interim dividends shall be paid by a resolution of the Board of Directors to the shareholders or registered share pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of September 30 of each year.	This amendment is proposed to move the relevant provision from Article 32 of the current Articles of Incorporation. This amendment is also proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Interim Dividends) **Article 32.** The Company may by a resolution of the Board of Directors make a cash distribution as provided in	(Deleted.)	This amendment is proposed to move the relevant provision to Article 30, Paragraph 2 of the Proposed Amendment.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Article 293-5 of the Commercial Code of Japan (the "interim dividends") to the shareholders or registered pledgees appearing in the last record of the Register of Shareholders in writing or in electronic form as of September 30 each year.		
(Conversion of Preference Shares and Dividends) **Article 33.** With respect to the first payment of dividends or interim dividends on ordinary shares issued upon conversion of preference shares, such dividends shall be paid on the basis that the conversion is deemed to have been effected on April 1 when a request for conversion or mandatory conversion was made during the period from April 1 to September 30, and on October 1 when a request for conversion or mandatory conversion was made during the period from October 1 to March 31 of the following year.	(Deleted.)	This amendment is proposed to delete the relevant provision consistent with the deletion of the provisions relating to preference shares.
(Newly Established.)	*(Purchase of the Company's Own Shares)* **Article 31.** The Company may purchase its own shares through market trading, etc. by a resolution of the Board of Directors.	This amendment is proposed to move the relevant provision from Chapter II of the current Articles of Incorporation because such provision relates to dividends from surplus, in accordance with the enforcement of the Company Law of Japan. This amendment is also proposed to make necessary modifications pursuant to terms in the Company Law of Japan.
(Prescription Period for Dividends, etc.) **Article 34.** If any dividends or any interim dividends remain unclaimed after the expiration of three (3) years from the day on which such dividends	*(Prescription Period for Dividends, etc.)* **Article 32.** If any year-end dividends or any interim dividends remain unclaimed after the expiration of three (3) years from the day on which such	This amendment is proposed to make necessary modifications pursuant to terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
became due and payable, the Company shall be relieved from the obligation to pay such dividends.	dividends became due and payable, the Company shall be relieved from the obligation to pay such dividends.	

Agenda Item No. 3: Matters concerning the election of thirteen (13) Directors

At the conclusion of the Meeting, the term of office of all eleven (11) Directors will expire.

Therefore, we propose the election of thirteen (13) Directors, increasing the present number of Directors by two (2) Directors in order to further enhance our management structure.

The candidates for Directors are as follows:

Candidate No. 1

Name: Mr. Atsushi Takahashi (DOB: 23rd July, 1941)
Brief personal record including representation of other companies and position in the Bank:

April, 1965	Entered the Bank
June, 1991	Director of the Bank, General Manager, Planning and Coordination Department of the Bank
June, 1993	Director of the Bank, General Manager, Corporate Planning Department of the Bank
June, 1993	Managing Director of the Bank, General Manager, Corporate Planning Department of the Bank
February, 1995	Managing Director of the Bank
June, 1997	Senior Managing Director of the Bank
March, 1998	President and Director of the Bank
June, 2005	Chairman of the Board of the Bank (current)

Number of shares of the Bank held:
101,000 shares

Candidate No. 2

Name: Mr. Yutaka Morita (DOB: 19th October, 1943)
Brief personal record including representation of other companies and position in the Bank:

April, 1967	Entered the Bank
June, 1993	Director of the Bank, General Manager, Tokyo Corporate Business Department I of the Bank
June, 1996	Managing Director of the Bank
March, 1998	Managing Director of the Bank, General Manager, Headquarters of General Affairs Department of the Bank
June, 1998	Senior Managing Director of the Bank, General Manager, Headquarters of General Affairs Department of the Bank
February, 1999	Senior Managing Director of the Bank
June, 1999	Senior Managing Director and Senior Managing Executive Officer of the Bank
June, 2001	Director and Senior Managing Executive Officer of the Bank
April, 2002	Director and Deputy President Executive Officer of the Bank

June, 2005	President and Director of the Bank (current)

(Representation of other companies)

President of Trust Companies Association of Japan

(Position in the Bank)

Person in charge of Internal Audit Department

Number of shares of the Bank held:

55,288 shares

Candidate No. 3

Name: Mr. Takaaki Hatabe (DOB: 5th April, 1948)

Brief personal record including representation of other companies and position in the Bank:

April, 1971	Entered the Bank
June, 1999	Executive Officer of the Bank, General Manager, Treasury Department of the Bank
April, 2000	Managing Executive Officer of the Bank
June, 2000	Managing Director and Managing Executive Officer of the Bank
June, 2001	Director and Managing Executive Officer of the Bank
April, 2003	Director and Managing Executive Officer of the Bank, General Manager, Treasury Operations Department of the Bank
June, 2003	Director and Senior Managing Executive Officer of the Bank (current)

(Position in the Bank)

Group President of Fiduciary Services Group

Person in charge of Securities Business Planning Department, Fiduciary Risk Management Department, Asset Management Department, Trust Funds Investment Department, Pension Investment Department, Equity Investment Department, Fixed Income Investment Department and Indexing and Quantitative Investment Department

Number of shares of the Bank held:

62,000 shares

Candidate No. 4

Name: Mr. Hideo Fujii (DOB: 12th November, 1948)

Brief personal record including representation of other companies and position in the Bank:

April, 1971	Entered the Bank
June, 1998	Director of the Bank, General Manager, Asset Management Department of the Bank
June, 1999	Retired from Director of the Bank, Executive Officer of the Bank, General Manager, Asset Management Department of the Bank
February, 2000	Executive Officer of the Bank, General Manager, Personnel Department of the Bank
April, 2002	Managing Executive Officer of the Bank

June, 2002 — Director and Managing Executive Officer of the Bank
June, 2004 — Director and Senior Managing Executive Officer of the Bank (current)

(Position in the Bank)
Person in charge of Headquarters of General Affairs Department, Financial Management Department, Personnel Department and Legal and Compliance Department

Number of shares of the Bank held:
29,000 shares

Candidate No. 5

Name: Mr. Masao Shibuya (DOB: 10th December, 1949)

Brief personal record including representation of other companies and position in the Bank:

April, 1972	Entered the Bank
June, 2000	Executive Officer of the Bank, General Manager, Real Estate Department and General Manager, Real Estate Investment Advisory Department of the Bank
June, 2001	Executive Officer of the Bank, General Manager, Real Estate Department of the Bank
April, 2002	Managing Executive Officer of the Bank
June, 2002	Director and Managing Executive Officer of the Bank, General Manager, Real Estate Business Planning Department of the Bank
October, 2002	Director and Managing Executive Officer of the Bank
June, 2004	Director and Senior Managing Executive Officer of the Bank (current)

(Position in the Bank)
Group President of Real Estate Group
Person in charge of each Department in Real Estate Group

Number of shares of the Bank held:
15,000 shares

Candidate No. 6

Name: Mr. Ikuho Inoue (DOB: 8th October, 1948)

Brief personal record including representation of other companies and position in the Bank:

April, 1971	Entered the Bank
June, 2001	Executive Officer of the Bank, General Manager, Corporate Business Department II, Osaka of the Bank
April, 2002	Managing Executive Officer of the Bank
June, 2002	Director and Managing Executive Officer of the Bank
June, 2004	Director and Senior Managing Executive Officer of the Bank (current)

(Position in the Bank)
Group EVP of Wholesale Financial Services Group and Group EVP of Retail Financial Services Group

Number of shares of the Bank held:
19,157 shares

Candidate No. 7

Name: Mr. Masakiyo Inoue (DOB: 22nd July, 1951)
Brief personal record including representation of other companies and position in the Bank:

April, 1974	Entered the Bank
June, 1998	General Manager of Wakayama Branch of the Bank
April, 2000	General Manager, Tokyo Corporate Business Department IV of the Bank
April, 2002	Executive Officer of the Bank, General Manager, Tokyo Corporate Business Department IV of the Bank
June, 2004	Managing Executive Officer of the Bank
June, 2006	Managing Executive Officer of the Bank, General Manager, Tokyo Corporate Business Department VI of the Bank (current)

(Position in the Bank)
Group EVP of Wholesale Financial Services Group and Group EVP of Retail Financial Services Group

Number of shares of the Bank held:
8,315 shares

Candidate No. 8

Name: Mr. Masahiko Nakai (DOB: 29th March, 1952)
Brief personal record including representation of other companies and position in the Bank:

April, 1975	Entered the Bank
April, 2002	Executive Officer of the Bank, General Manager, Retail Business Planning Department of the Bank
June, 2003	Executive Officer of the Bank, General Manager, Retail Business Planning and Promotion Department of the Bank
June, 2004	Executive Officer of the Bank, Head Office Executive of the Bank
June, 2004	Managing Executive Officer of the Bank
June, 2005	Director and Managing Executive Officer of the Bank (current)

(Position in the Bank)
Group President of Retail Financial Services Group
Person in charge of Retail Business Planning and Promotion Department, Personal Loan Promotion Department, Private Banking Department, Retail Business Development Department and Direct Banking and Marketing Department

Number of shares of the Bank held:
20,000 shares

Candidate No. 9

Name: Mr. Kiyoshi Mukohara (DOB: 11th February, 1952)
Brief personal record including representation of other companies and position in the Bank:

April, 1975	Entered the Bank
April, 1998	General Manager of Shizuoka Branch of the Bank
April, 2000	General Manager, Stock Transfer Agency Department of the Bank
April, 2002	General Manager, Credit Supervision Department 1 of the Bank
June, 2003	Executive Officer of the Bank, General Manager, Credit Supervision Department 1 of the Bank
April, 2004	Executive Officer of the Bank, General Manager, Wholesale Business Planning Department of the Bank
June, 2004	Managing Executive Officer of the Bank, General Manager, Wholesale Business Planning Department of the Bank
June, 2005	Managing Executive Officer of the Bank (current)

(Position in the Bank)

Group EVP of Wholesale Financial Services Group and Group EVP of Retail Financial Services Group
Person in charge of Wholesale Business Planning Department, Stock Transfer Agency Department, Project Finance and Advisory Services Department, Corporate Advisory Department, Structured Finance Department and Financial Business Promotion Department

Number of shares of the Bank held:
28,157 shares

Candidate No. 10

Name: Mr. Masaru Suzuki (DOB: 23rd February, 1951)
Brief personal record including representation of other companies and position in the Bank:

April, 1973	Entered the Bank
June, 2001	Executive Officer of the Bank, General Manager, Planning and Coordination Department of the Bank
June, 2003	Executive Officer of the Bank, Head Office Executive of the Bank
June, 2003	Full-Time Statutory Auditor of the Bank
June, 2004	Retired from Statutory Auditor of the Bank, Director and Managing Executive Officer of the Bank (current)

(Position in the Bank)

Person in charge of Planning and Coordination Department
Group EVP of Retail Financial Services Group

Number of shares of the Bank held:
15,000 shares

Candidate No. 11

Name: Mr. Tomoaki Ando (DOB: 27th April, 1951)
Brief personal record including representation of other companies and position in the Bank:

April, 1975	Entered the Bank
June, 2004	Executive Officer of the Bank, Regional Executive of Nagoya and General Manager of Nagoya Branch of the Bank
June, 2005	Executive Officer of the Bank, Head Office Executive of the Bank
June, 2005	Director and Managing Executive Officer of the Bank (current)

(Position in the Bank)
Group President of Treasury and Financial Products Group and Group EVP of Wholesale Financial Services Group
Person in charge of Treasury Operations Department, each unit in the Treasury and Financial Products Group and Global Credit Investment Management Department

Number of shares of the Bank held:
10,000 shares

Candidate No. 12

Name: Mr. Hitoshi Tsunekage (DOB: 6th August, 1954)
Brief personal record including representation of other companies and position in the Bank:

April, 1977	Entered the Bank
June, 2004	Executive Officer of the Bank, General Manager, Corporate Planning Department of the Bank
June, 2005	Executive Officer of the Bank, Head Office Executive of the Bank
June, 2005	Director and Managing Executive Officer of the Bank (current)

(Position in the Bank)
Person in charge of Corporate Planning Department, Corporate Administration Department, Corporate Risk Management Department and Research Department

Number of shares of the Bank held:
12,000 shares

Candidate No. 13

Name: Mr. Shuichi Kusakawa (DOB: 9th December, 1954)
Brief personal record including representation of other companies and position in the Bank:

April, 1977	Entered the Bank
June, 1998	General Manager, Personal Loan Promotion Department of the Bank
February, 1999	General Manager of Sapporo Branch of the Bank
June, 2001	General Manager, Credit Supervision Department 1 of the Bank
April, 2002	General Manager, Personnel Department of the Bank

June, 2005	Executive Officer of the Bank, General Manager, Personnel Department of the Bank
June, 2006	Executive Officer of the Bank, Head Office Executive of the Bank (current)

Number of shares of the Bank held:
11,639 shares

(Note) No candidate has any special interests with the Bank.

-End-